

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2018

Michael R. Smith
Chief Financial Officer
ICC Holdings, Inc.
225 20th Street
Rock Island, Illinois 61201

   Re: ICC Holdings, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Filed April 2, 2018
    File No. 001-38046

Dear Mr. Smith:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

  Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Exhibits

1. Please amend your filing to provide new certifications filed as Exhibits 31.1 and 31.2 to conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b) should discuss your obligations related to ICFR.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Lisa Vanjoske at (202) 551-3614 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance